(As filed November 23, 1998)

                                                       File No. 70-9333

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                      -----------------------------------------

                                      FORM U-1/A

                                   Amendment No. 2
                                          to
                           JOINT APPLICATION OR DECLARATION
                                      UNDER THE
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   ------------------------------------------------

                   Sempra Energy                  Frontier Pacific, Inc.
                   101 Ash Street                 555 West Fifth Street,
                   San Diego, California 92101    Suite 2900
                                                  Los Angeles, California
                                                    90013-1001

                    (Names of companies filing this statement and
                      addresses of principal executive offices)
                  -------------------------------------------------

                                         None

                   (Name of top registered holding company parent)
                  -------------------------------------------------

                  Richard D. Farman          Stephen L. Baum
                  President and Chief        President and Chief
                    Executive Officer          Executive Officer
                  Pacific Enterprises        Enova Corporation
                  555 West Fifth Street,     101 Ash Street
                  Suite 2900                 San Diego, California  92101
                  Los Angeles, California
                    90013-1001

                     (Names and addresses of agents for service)

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

                  Donald C. Liddell, Esq.         Richard M. Farmer, Esq.
                  David L. Huard, Esq.            Andrew F. MacDonald, Esq.
                  Pacific Enterprises             William C. Weeden
                  633 West Fifth Street,          Thelen Reid & Priest LLP
                  Suite 5200                      40 West 57th Street
                  Los Angeles, California 90071   New York, New York  10019

          The Application or Declaration heretofore filed in this proceeding, as amended by Amendment No. 1, is hereby further amended as follows:

               1. The first paragraph of Item 3.1 is hereby amended and restated in its entirety to read as follows:

          "3.1 General Overview of Applicable Statutory Provisions.
               ----------------------------------------------------

               Because Sempra is an exempt holding company, it will require approval of the SEC under Sections 9(a)(2) and 10 of the Act to acquire, directly or indirectly, 5% or more of the voting securities of Frontier, which will become a "gas-utility company" within the meaning of Section 2(a)(4) of the Act on or after the date on which it commences making residential and small commercial sales of gas. Further, following the acquisition of 10% or more of Frontier's voting securities, and the commencement by Frontier of residential and small commercial sales, Frontier will become a gas-utility subsidiary company of both Sempra and Frontier Pacific.

               As indicated, Sempra and its subsidiary companies, as such, are exempt, by order, from all provisions of the Act, except
          Section 9(a)(2), pursuant to Section 3(a)(1). Sempra requests the Commission to find that its current exemption will not be affected by reason of its indirect acquisition of the voting securities of Frontier. In support of such request, Sempra states that (1) Sempra and each of its current public-utility subsidiaries (i.e., SoCalGas and SDG&E) are predominantly intrastate in character and carry on their public utility operations substantially in California, the state in which Sempra and each such subsidiary are incorporated, and will remain predominantly intrastate in character even after acquiring


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


          Frontier,<FN 1> and (2) Sempra will not derive "any material part of its income" from Frontier.<FN 2>

               Frontier Pacific, a North Carolina corporation, also requests an order of the Commission pursuant to Section 3(a)(1) of the Act granting it and each of its subsidiary companies, as such, an exemption from all provisions of the Act, except Section 9(a)(2). In support of such request, Frontier Pacific states that Frontier will be its sole public utility subsidiary and that the utility operations of Frontier are expected to be confined solely to North Carolina, the state in which both Frontier Pacific and Frontier are organized."

               2. The second paragraph of Item 3.3.B.2 ("Coordinated Operations of Gas Properties") is hereby amended and restated in its entirety to read as follows:

               "Sempra Trading also sells significant volumes of gas to SoCalGas and SDG&E and to their respective transportation-only customers,<FN 3> most of which it purchases in the San Juan and Permian Basins. Since January 1, 1997, Sempra Trading (and its predecessor, AIG Trading Corp.) has sold approximately 22 million MMBtu of gas directly to SoCalGas, and several times that amount to transportation-only customers of SoCalGas. In the six months


          ----------------------

          1. Virtually all (99%) of the Sempra system's net utility plant and utility customers are located in California, and less than 1% of its utility revenues are derived from sales of electricity and gas outside California. Taking into account Frontier's projected net utility plant, customers and sales in North Carolina, the relevant percentages of Sempra's overall utility operations outside California would not increase meaningfully.


          2. Under the Operating Agreement, Frontier Pacific will have a 50% economic interest in Frontier. Based on current projections, the proportionate share of Frontier's income attributable to Sempra is expected to account for far less than 1% of the consolidated income of Sempra on a pro forma basis.


          3. In 1997, 65% of all gas delivered on the SoCalGas system was customer-owned. SoCalgas only provides the transportation service for these customers. Sempra Trading, which is based in San Diego, has aggressively pursued this market segment.


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


          ended June 30, 1998, Sempra Trading sold approximately 110 MMBtu of gas to SDG&E. Although these amounts account for only a small percentage of the total through-put on the SoCalGas system (approximately 930 million MMBtu on 1997) and of the total gas purchased by SDG&E for both gas distribution and electric generation (approximately 98 million MMBtu in 1997), they represent, in the aggregate, several times the estimated volumes of gas that will be required by Frontier when its system is fully developed (projected to be less than 4 million MMBtu in 2000).
          In the future, Sempra Trading will be able to achieve substantial economies by coordinating gas purchases in the two supply basins to meet the combined requirements of its three public utility affiliates, as well as of its other customers. Further, SoCalGas and SDG&E will continue to purchase significant volumes of gas from Sempra Trading to the extent that Sempra Trading is able to supply such gas at the lowest price then available to SoCalGas and SDG&E in the marketplace.

                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                        SEMPRA ENERGY

                                        By:  /s/ Warren I. Mitchell
                                             ----------------------
                                        Name:   Warren I. Mitchell
                                        Title:  Group President - Regulated
                                                  Business Units


                                        FRONTIER PACIFIC, INC.

                                        By:  /s/ Eric B. Nelson
                                             ------------------
                                        Name:  Eric B. Nelson
                                        Title:  President


          Date:     November 23, 1998





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